Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Kathleen Collins
David Edgar
Jan Woo

Re:	HashiCorp, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted September 17, 2021
CIK No. 0001720671

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated September 30, 2021 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 1 and is concurrently submitting via EDGAR this letter and an Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 2.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

October 19, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1, Confidentially Submitted on September 17, 2021

Summary Consolidated Financial Data, page 17

1.

Please tell us how you determined the pro forma adjustments for stock-based compensation expense related to RSUs and clarify whether such adjustments represent the amount of compensation expense that will be recorded immediately following the offering for those RSUs that will satisfy both the performance and service conditions upon effectiveness. In this regard, it is unclear why these adjustments would equal the amount of unrecognized compensation expense for the performance RSUs at January 31 and July 31, 2021 as it would appear that not all awards will have met the service condition at the time of the offering. Make similar revisions to your pro forma balance sheet adjustments and capitalization information, as necessary. Refer to Article 11-02(a)(6) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully submits that the pro forma adjustments for stock-based compensation expense related to RSUs of $55.2 million and $103.7 million for the year ended January 31, 2021 and the six months ended July 31, 2021, respectively, represent the amount of compensation expense that will be recorded immediately following the offering for all RSUs that have met the required service condition, as of the date reported, and for which the offering will satisfy the liquidity event condition. Accordingly, the Company has revised the notes to its financial statements in Amendment No. 2 on page F-31 to clarify that the unrecorded balances are related to amounts that are expected to be recognized upon the satisfaction of both the service and performance condition, and has expanded the disclosure to include the total unrecognized stock-based compensation expense related to such grants.

Legal Proceedings, page 138

2.

On page F-24, you note that you are facing a patent infringement lawsuit and are currently unable to predict the likelihood of success of the entity’s infringement claims. To the extent this is material pending legal proceeding, please revise to disclose the information required by Item 103 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully submits that it is the Company’s belief that the patent infringement lawsuit is not material or reasonably likely to be material within the meaning of Item 103 of Regulation S-K and, as a result, is not required to be disclosed. The Company has come to this belief due to the allegations in the lawsuit, the fact that the lawsuit was filed by a non-practicing entity, and the early stage of the lawsuit. The Company has removed disclosure regarding the patent infringement lawsuit from the notes to its financial statements, as the possibility of loss is remote and such disclosure is not required by ASC 450. For further details on the Company’s patent infringement lawsuit, please refer to the Company’s response to the Staff’s comment 4.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3.

We note your response to prior comment 8. Please revise to disclose product revenue for your term licenses separately from your service revenue in order to comply with Rule 5-03(b) of Regulation S-X. Also, explain further how your response, which indicates that you do not separately evaluate or allocate costs for software licenses from the related support, compares to your disclosures that indicate you estimate relative SSP for your performance obligation using an “expected cost-plus margin approach,” and clarify why you are unable to provide a breakdown of costs between product and services on the face of your financial statements.

In response to the Staff’s comment, the Company has revised Amendment No. 2 to disclose product revenue for term licenses separately from service revenue, and also separately disclose the costs of revenue related to products and services, on pages 18, 19, 90-93, 96, 97, 100-102, F-4.

U.S. Securities and Exchange Commission

October 19, 2021

The Company respectfully advises the Staff that, with respect to the Company’s response to comment 8 in the Staff’s comment letter dated September 17, 2021, the reference to cost breakdown was specific to the way that the Company analyzes costs related to R&D internally. With respect to the Staff’s request for the Company to elaborate on the evaluation or allocation of costs, the Company respectfully notes that when estimating the SSP for the Company’s term licenses using an expected cost-plus margin approach, the Company estimated research and development spend (“R&D costs”) over the estimated life of software products and applied an expected margin to these estimated R&D costs in developing the SSP for the Company’s software products. Therefore, the Company did not allocate any actual incurred R&D costs between the term licenses and related support in estimating SSPs or for other purposes.

The Company also respectfully notes that actual R&D costs would be recognized as Operating Expenses - Research and Development on the face of the Consolidated Statement of Operations and are not part of Cost of Sales. The Company also notes that these R&D costs are further evaluated under ASC 985-20 in order to determine if any costs should be capitalized and subsequently recorded as product costs related to term license revenue. To date, the Company has not capitalized and amortized to product costs any such R&D costs under ASC 985-20, as shortly after technological feasibility is established, the software products are available for general release to customers. Therefore, there is nominal Cost of Sales associated with the term license revenue. In addition, the Company has revised the presentation in the Consolidated Statements of Operations on page F-4 and elsewhere, to separately show revenues from (i) license, (ii) support, and (iii) cloud-hosted services as well as the respective costs for each item.

Notes to Consolidated Financial Statements

Note 7. Commitments and Contingencies, page F-23

4.

You state that you are unable to predict the likelihood of success of the recent patent infringement claims brought against the company. However, you also state that the company believes there was not a reasonable possibility that you had incurred a material loss with respect to your loss contingencies. Please clarify whether such assertion relates to the recent patent litigation or revise as necessary. In this regard, ensure that your disclosures clearly address whether there is at least a reasonable possibility a loss has been incurred in excess of amounts accrued and if so, disclose an estimate of such loss or range of loss or state that such an estimate cannot be made. Refer to ASC 450-20-50-3 and 50-4.

The Company acknowledges the Staff’s comment and respectfully confirms that it has followed the guidance in ASC 450-20-50-3 and 50-4 with respect to the patent infringement allegations against it. Pursuant to ASC 450-20-50-3 and 50-4, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred or a loss exists in excess of the accrued amounts. As noted above in response to comment 2, based on the Company’s assessment of the nature and merit of the allegations of the patent infringement lawsuit and given the early stage of the lawsuit, the Company believes that any possible loss from the lawsuit is remote. As such, upon further evaluation of the facts and circumstances and the requirements under ASC 450, the Company has revised its disclosure to remove discussion of the patent infringement lawsuit from the notes to its financial statements, as it was no longer required under GAAP.

* * * *

U.S. Securities and Exchange Commission

October 19, 2021

Please direct any questions with respect to this confidential submission to me or Michael Coke at (650) 493-9300 or tjeffries@wsgr.com or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David McJannet, HashiCorp, Inc.

Navam Welihinda, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP